Exhibit 2


 [BRT Realty Trust Letterhead]


 January 13, 1999

 Mr. Alders Maynard, Chairman
 Mr. William LaCalamito, President
 Peekskill Financial Corporation
 1019 Park Street
 Peekskill, NY 10566

 Re: Acquisition of Peekskill Financial Corporation by BRT Realty Trust and Modified Dutch Auction Tender Offer with respect to Peekskill Financial Corporation

 Dear Messrs. Maynard and LaCalamito:

 We were shocked to learn that your Board of Directors had determined not to pursue our proposal as set forth in my letter to you of January 5th, 1999, and instead decided to continue with the stock buyback program as set forth in your Modified Dutch Auction Tender Offer.

 You have advised us that if you proceed with the Modified Dutch Auction Tender Offer you will amend the terms of the "Offer to Purchase for Cash" dated December 23rd, 1998 to fully indicate to all stockholders our proposal to purchase all shares of Peekskill Financial Corporation for a price of $17.25 per share, in cash. Please indicate to all stockholders that this price is $2.50 or 17% higher than the lowest price being offered in the Modified Dutch Auction Tender Offer and 50 cents or 3% higher than the highest price being offered in the Modified Dutch Auction Tender Offer and that the Board of Peekskill has rejected this offer while continuing to try to buy shares from individual stockholders at lesser prices than our offer.

 Please have the "Offer to Purchase," as amended, mailed to each stockholder in a timely fashion. In our view, failure to amend the terms of the "Offer to Purchase" to include this information would be a serious breach of your responsibility to your stockholders and could leave Peekskill Financial Corporation open to future litigation from stockholders who tender their shares without knowing that a higher price was rejected by the Board of Peekskill. We see no reason why the corporation should be vulnerable to a potential liability due to a failure to disclose this information.

 In our letter to you of January 5th we indicated a desire to meet with the Board of Directors of Peekskill Financial Corporation to discuss our proposal in further detail and in personal conversations with you on January 5th, 1999 and January 7th, 1999 we advised you that we were desirous of meeting with the Board and would be amenable to raising our offer. We further requested that you allow our financial advisors to meet with yours in order to discuss such an offer and you have refused to set up such a meeting. We hereby further request that the Offer to Purchase be amended to include information concerning our request for a meeting with the Board and your refusal of same; our request to have our respective advisors meet to discuss our offer and your refusal of same; and our indication of a willingness to increase the price offered for each share through negotiations and that same be sent post haste to all stockholders.

 I look forward to receiving revised Dutch Auction Tender Offer materials from you. Additionally, I am available to meet with you at any time during the next ten days to discuss BRT's Offer to Purchase of all of the outstanding shares of Peekskill Financial Corporation upon terms that would be in the best interests of your stockholders.


 Sincerely yours,
 BRT REALTY TRUST

 /s/ Fredric H. Gould

 Fredric H. Gould
 Chairman and Chief Executive Officer